# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### November 15, 2010

### ORDER GRANTING CONFIDENTIAL TREATMENT
### UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Hughes Network Systems, LLC

### File No. 333-138009 - CF# 25501

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Hughes Network Systems, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2010.

Based on representations by Hughes Network Systems, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1             through August 4, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel